SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                   (Rule 13D)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             BEI Technologies, Inc.
        --------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   05538P104
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Juan Pedro Salazar
                   Senior Vice President and General Counsel
                             Schneider Electric SA
                  43-45, bd. Franklin Roosevelt B.P. 236 92504
                             Rueil Malmaison Cedex
                                     France
                              33 (0) 1 41 29 70 00
        --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                With copies to:
        --------------------------------------------------------------
               Randall Doud, Esq.                     Howie Japlon, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP       Beacon Purchaser Corporation
                Four Times Square                   1415 South Roselle Road
            New York, New York 10036             Palatine, Illinois 60067-7399
                 (212) 735-3000                         (847) 397-2600

                                August 11, 2005
         --------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      Schneider Electric SA
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      France
-------------------------------------------------------------------------------
              | 7.    Sole Voting Power
              |
              |       0
              | ---------------------------------------------------------------
Number of     | 8.    Shared Voting Power
Shares        |
Beneficially  |       3,205,758 (1)
Owned by      | ---------------------------------------------------------------
Each          | 9.    Sole Dispositive Power
Reporting     |
Person with   |       0
              | ---------------------------------------------------------------
              | 10.   Shared Dispositive Power
              |
              |       0
-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,205,758
-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      21.3% (2)
-------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      CO
-------------------------------------------------------------------------------
(1) Based on (i) 3,116,102 outstanding shares of Common Stock of the Issuer, including 201,783 shares of unvested restricted stock with voting rights and
(ii) 89,656 shares of Common Stock that are issuable pursuant to the exercise of stock options and acquirable within 60 days of July 21, 2005, beneficially owned in the aggregate, as of July 21, 2005, by (i) Charles Crocker, (ii) Asad Madni and (iii) John LaBoskey, as represented and warranted in the Transaction Support Agreements (as defined in Item 3 below).

(2) Based on 15,067,980 shares of Common Stock, which includes (i) 14,978,324 shares of Common Stock issued and outstanding as of July 19, 2005, including 565,466 shares of unvested restricted stock with voting rights, as represented and warranted in the Merger Agreement (as defined in Item 4 below) and (ii) 89,656 shares of Common Stock assumed to be issued pursuant to the exercise of stock options subject to Transaction Support Agreements and that are acquirable within 60 days of July 21, 2005.

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      Beacon Purchaser Corporation
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware
-------------------------------------------------------------------------------
              | 7.    Sole Voting Power
              |
              |       0
              | ---------------------------------------------------------------
Number of     | 8.    Shared Voting Power
Shares        |
Beneficially  |       3,205,758 (1)
Owned by      | ---------------------------------------------------------------
Each          | 9.    Sole Dispositive Power
Reporting     |
Person with   |       0
              | ---------------------------------------------------------------
              | 10.   Shared Dispositive Power
              |
              |       0
-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,205,758
-------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      21.3% (2)
-------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      CO
-------------------------------------------------------------------------------
(1) Based on (i) 3,116,102 outstanding shares of Common Stock of the Issuer, including 201,783 shares of unvested restricted stock with voting rights and
(ii) 89,656 shares of Common Stock that are issuable pursuant to the exercise of stock options and acquirable within 60 days of July 21, 2005, beneficially owned in the aggregate, as of July 21, 2005, by (i) Charles Crocker, (ii) Asad Madni and (iii) John LaBoskey, as represented and warranted in the Transaction Support Agreements (as defined in Item 3 below).

(2) Based on 15,067,980 shares of Common Stock of the Issuer, which includes
(i) 14,978,324 shares of Common Stock issued and outstanding as of July 19, 2005, including 565,466 shares of unvested restricted stock with voting rights, as represented and warranted in the Merger Agreement (as defined in Item 4 below) and (ii) 89,656 shares of Common Stock assumed to be issued pursuant to the exercise of stock options subject to Transaction Support Agreements and that are acquirable within 60 days of July 21, 2005.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 29, 2005 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by restating the last paragraph of the section entitled "Item 3. Source and Amount of Funds or Other Consideration" to read in its entirety as follows:

         "If shares of Common Stock are acquired by Purchaser pursuant to the Offer (as defined in Item 4), including any shares tendered pursuant to obligations under the Transaction Support Agreements, all funds used by Purchaser to purchase such shares will be made available to it from Parent. Parent intends to use cash on hand and/or a portion of the proceeds from the issuance on August 11, 2005 of two tranches of notes (together, the "Notes") of five and twelve year terms, respectively, pursuant to its existing (euro)3.5 billion Euro Medium Term Note Programme (the "Programme") with BNP Paribas, as arranger for the Programme, and the dealers named therein. The five year Notes will be issued in a principal amount of (euro)900,000,000 and carry an interest rate of 3.125% per annum. The twelve year Notes will be issued in a principal amount of (euro)600,000,000 and carry an interest rate of 4% per annum. The Notes will be syndicated by a group of managers that includes Citigroup Global Markets Limited, Natexis Banques Populaires, The Royal Bank of Scotland plc and Societe Generale. Other terms of the Notes are set out in the respective pricing supplement of each tranche of Notes, which have been filed with the SEC as an amendment to Parent's and Purchaser's Form TO filed on August 12, 2005. The Programme, the related Amended and Restated Agency Agreement, dated August 31, 2004, between Schneider Electric SA, BNP Paribas Securities Services, Luxembourg Branch and the other agents named therein (the "Agency Agreement"), and the Amended and Restated Deed of Covenant, dated August 31, 2004, executed by Schneider Electric SA (the "Deed of Covenant"), provide general terms and conditions of any issuance under the facility, subject to completion and amendment, and as supplemented or varied in accordance with the provisions of a pricing supplement specific to each tranche. The Agency Agreement and the Deed of Covenant have been filed as exhibits to Parent's and Purchaser's Schedule TO filed on August 3, 2005 and are incorporated herein by reference. Parent expects to repay the Notes through internally generated free cash flow or other financings (including subsequent financings under the Programme). The total amount of funds required to purchase all of the currently issued and outstanding shares of the Common Stock pursuant to the Offer and the Merger (as defined in Item 4) is estimated to be approximately $533 million, plus any related transaction fees and expenses."

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following exhibits:

Exhibit 5 Amended and Restated Agency Agreement, dated August 31, 2004, between Schneider Electric SA, BNP Paribas Securities Services, Luxembourg Branch and the other agents named therein (incorporated herein by reference to Exhibit (b)(1) to Schneider Electric SA's Schedule TO, filed August 3, 2005 (Commission File No. 005-52411)).

Exhibit 6 Amended and Restated Deed of Covenant, dated August 31, 2004, executed by Schneider Electric SA (incorporated herein by reference to Exhibit (b)(2) to Schneider Electric SA's Schedule TO, filed August 3, 2005 (Commission File No. 005-52411)).

Exhibit 7 Pricing Supplement, (euro)900,000,000 3.125% Bonds due 2010, dated August 9, 2005 (incorporated herein by reference to Exhibit (b)(3) to Schneider Electric SA's Schedule TO/A, filed August 12, 2005 (Commission File No. 005-52411)).

Exhibit 8 Pricing Supplement, (euro)600,000,000 4% Bonds due 2017, dated August 9, 2005 (incorporated herein by reference to Exhibit (b)(4) to Schneider Electric SA's Schedule TO/A, filed August 12, 2005 (Commission File No. 005-52411)).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                        SCHNEIDER ELECTRIC SA

                                        By: /s/ Juan Pedro Salazar
                                            ----------------------------------
                                        Name:  Juan Pedro Salazar
                                        Title: Senior Vice President and
                                               General Counsel


                                        BEACON PURCHASER CORPORATION

                                        By: /s/ Juan Pedro Salazar
                                            ----------------------------------
                                        Name:  Juan Pedro Salazar
                                        Title: Vice President


Dated: August 12, 2005